SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For July 30, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on July 30, 2008.

CORPORATE COMMUNICATIONS
PRESS RELEASE
Amsterdam, 30 July 2008
ING DIRECT announces approx. 90% of Interhyp shares tendered; public takeover bid extended
ING DIRECT N.V. announced today that 89.55 percent of Interhyp shares have been tendered in its public takeover offer for Germany’s largest independent residential mortgage distributor, giving it a controlling stake in the company. ING DIRECT is very pleased with the outcome of the bid so far.
The Interhyp public tender offer acceptance period expired on July 24th. The settlement of Interhyp shares tendered by that date will take place tomorrow, July 31st.
Interhyp shareholders who did not accept the offer within the acceptance period may still tender their shares during the additional acceptance period, which will start tomorrow, July 31st, and will expire on August 13th at 24:00hrs Frankfurt local time. Shareholders who have tendered their shares to ING DIRECT by that date will be paid no later than eight banking days after that date. The offer can no longer be accepted following expiry of the additional acceptance period.
ING DIRECT announced its intention to launch a public takeover bid for Interhyp on May 19th and that regulatory approval for the offer was received, on July 14th.
For updates on ING DIRECT’s public tender offer for Interhyp and the detailed offer document in English and German, please go to
www.ing-angebot.de

Press enquiries:
Pilar Teixeira	Ulrich Ott
ING DIRECT	ING-DiBa / ING DIRECT Germany
+31 20 541 5469	+49 692 722 266 233
pilar.teixeira@ing.com	U.Ott@ing-diba.de
About ING Group
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million residential, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 130,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.
About ING DIRECT
ING DIRECT is the world’s leading direct bank, offering a focused range of simple financial products, namely savings, mortgages, payment accounts and investment products, primarily via direct channels. ING DIRECT was established in Canada in April 1997, and has since successfully launched operations in Spain, Australia, France, USA, Italy, Germany, the UK and Austria. ING DIRECT’s mission is to become the world’s most preferred consumer bank through strengthening its core products and expanding geographically. It has consistently been one of the world’s fastest growing banks, with leading positions in all markets in which it operates. With almost 21 million customers globally, the total client retail balance of ING DIRECT amounted to EUR 307 billion at the end of March 31 2008.
About Interhyp
With EUR 5.7 billion in new residential mortgage volume in 2007, Interhyp is Germany’s leading independent residential mortgage distributor. Interhyp combines the power of the Internet with high quality mortgage advice. More than 250 mortgage consultants can choose among the products of more than 70 mortgage lenders to provide borrowers with rates that are significantly below those of traditional branch-based retail banks. In addition to its direct (internet and telephone-based) channel, Interhyp offers face-to-face advice in its offices in Augsburg, Berlin, Bielefeld, Bremen, Cologne, Dortmund, Dusseldorf, Essen, Frankfurt, Hamburg, Hanover, Karlsruhe, Leipzig, Mannheim, Munich, Nuremburg, Stuttgart and Wiesbaden.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: July 30, 2008